December 12, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on November 13, 2013 regarding the Trust’s Post-Effective Amendment No. 222 (“PEA No. 222”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 24, 2013 for the purpose of registering shares of the WisdomTree Japan Interest Rate Strategy Fund (the “Fund”), formerly referred to as the WisdomTree Japan Bond Bear Strategy Fund in PEA No. 222. The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments will be made in Post-Effective Amendment No. 266 to the Trust’s registration statement, which will also be filed with the SEC on December 12, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.      Comment: Please confirm that the Fund will delay effectiveness until the Fund receives a long-short exemptive order or some other appropriate form of no-action relief.

Response: The Trust confirms that the Fund will not commence trading of its shares until after December 11, 2013, the issuance date of the exemptive order.

2.      Comment: Please provide the Staff with the details of the Fund’s fee table once they become available.

Response: The Fund’s fee table is set forth below.

Mr. Ed Bartz December 12, 2013 Page 2

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.50%

*  “Other Expenses” are based on estimated amounts for the current fiscal year.

3.      Comment: Please confirm supplementally that estimated fees from short sales will be included in the Fund’s fee table.

Response: The Fund does not currently intend to sell short securities. To the extent that the Fund does short securities in the future, it will review the expenses incurred by such sales to determine whether an additional line item is warranted. If so, the Fund will supplement its registration statement at that time.

4.      Comment: Please describe the credit quality of and the maturity policy for the Japanese Government Bonds through which the Fund will gain its short exposure.

Response: The disclosure has been revised as requested, indicating that the Japanese Government Bonds within the Index are investment grade with a “remaining maturity that is greater than 5 years and less than 10 years.”

5.      Comment: Please revise the third and fourth paragraphs of the “Principal Investment Strategies of the Fund” section in plain English.

Response: The disclosure has been revised as requested and the fourth paragraph describing the use of futures by the Fund has been deleted. Accordingly, the disclosure has been revised as follows:

The Index partially offsets against fluctuations in the relative value of the Japanese yen against the U.S. dollar. The Index is designed to have higher returns than an equivalent investment without a currency adjustment when the yen is weakening relative to the U.S. dollar. Conversely, the Index is designed to have lower returns than an equivalent investment without a currency adjustment when the yen is rising relative to the U.S. dollar. The Index applies an applicable one-month currency forward rate to a portion of the total market value of the portfolio in order to adjust for changes in the value of the Japanese yen against the U.S. dollar. In seeking to track the Index in this regard, the Fund intends to enter into forward currency contracts. A forward currency contract is a contract between two parties to buy or sell a specific currency in the future at an agreed upon exchange rate.

Mr. Ed Bartz December 12, 2013 Page 3

6.      Comment: Please disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (“1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Islands subsidiary (the “WisdomTree Subsidiary”).

Response: We have made the requested disclosure. Please see “Specific Investment Strategies – Derivatives” located in the Fund’s SAI.

7.      Comment: Please disclose that each investment adviser to the WisdomTree Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response: The WisdomTree Subsidiary is not a registered investment company under the 1940 Act, and it, along with its adviser, is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibit a Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the WisdomTree Subsidiary and its investment adviser will not engage in any activity prohibited by the 1940 Act that would cause its parent Fund to violate Section 48(a).

8.      Comment: Please file, as an exhibit to the registration statement, the investment advisory agreement between the investment adviser and the WisdomTree Subsidiary as a material contract.

Response: Please see the response to comment 7.

9.      Comment: Please disclose that the WisdomTree Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17) and also disclose the identity of the custodian of the WisdomTree Subsidiary.

Response: Please see the response to comment 7. Please note, however, that the Fund’s custodian, Bank of New York Mellon, will also serve as the custodian for the WisdomTree Subsidiary.

10.    Comment: Please disclose whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the WisdomTree Subsidiary is qualifying income. If the Fund has not received a private letter ruling, disclose the Fund’s basis for determining that undistributed income derived from the WisdomTree Subsidiary is qualifying income (e.g., an opinion of counsel).

Mr. Ed Bartz December 12, 2013 Page 4

Response: The Fund has not included the requested disclosure because the WisdomTree Subsidiary intends to make current distributions of income on at least an annual basis.

11.    Comment: Please disclose, as appropriate, whether any of the WisdomTree Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or principal risks of the Fund.

Response: The WisdomTree Subsidiary’s principal investment strategies and principal risks have already been included in the “Principal Investment Strategies of the Fund” and “Principal Risks of Investing in the Fund” sections, respectively.

12.    Comment: Please confirm that the financial statements of the WisdomTree Subsidiary will be consolidated with the financial statements of the Fund.

Response: The Trust confirms that the WisdomTree Subsidiary’s financial statements will be consolidated with those of the Fund.

13.    Comment: Please confirm each of the following:

(i)     the WisdomTree Subsidiary’s expenses will be included in the Fund’s fee table;

(ii)    the WisdomTree Subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

(iii)  the WisdomTree Subsidiary and its board of directors will agree to the inspection of its books and records by the Staff; and

(iv)   the WisdomTree Subsidiary’s board of directors will sign the Fund’s registration statement.

Response: Items (i)-(iii) are confirmed; however, to clarify with respect to Item (i), the Management Fee covers various expenses, including generally those of the Subsidiary except as enumerated in the Investment Advisory Agreement. Such expenses that are not covered by the Management Fee, if any occur, are expected to be less than 0.01%, and as such a line item has not been added. With respect to Item (iv), the WisdomTree Subsidiary’s board will not be separate signatories on behalf of the WisdomTree Subsidiary, which we believe is not required by Form N-1A and applicable SEC staff guidance, and would effectively transform the WisdomTree Subsidiary into a co-issuer of the Fund’s shares.

14.    Comment: Please explain how derivatives are valued for purposes of the Fund’s 80% policy, e.g., market value, notional value, or market-to-market.

Mr. Ed Bartz December 12, 2013 Page 5

Response: The Trust believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, the Trust historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, the Trust confirms that derivative instruments that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy. To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.[1]

15.    Comment: Please consider revising the “Interest Rate Risk” given that the Fund’s performance moves in the opposite direction of interest rates.

Response: We have made the requested change.

16.    Comment: The Staff notes that the disclosure required by Item 8 of Form N-1A, which relates to Fund payments to broker-dealers or other financial intermediaries, precedes the tax disclosure required by Item 7 of Form N-1A. Please move the Item 8 disclosure so that it follows the Item 7 disclosure.

Response: We have made the requested change.

SAI

17.    Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

*   *   *   *   *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[1]	The SEC has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the 1940 Act, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Mr. Ed Bartz December 12, 2013 Page 6
If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133. Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik cc: Ryan Louvar, Esq. W. John McGuire, Esq. Kathleen Long, Esq. K. Michael Carlton, Esq.